Exhibit 99.1

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,094	$16,374
Restricted cash	99	96
Short-term bank deposits	15,015	3,215
Investment in Evogene	4,713	5,196
Other accounts receivable and prepaid expenses	736	690

Total current assets	33,657	25,571

NON- CURRENT INVESTMENTS:
Long-term lease deposits	22	59
Severance pay fund	1,900	1,728

Total non- current investments	1,922	1,787

LONG-TERM PREPAID EXPENSES	201	301

PROPERTY AND EQUIPMENT, NET	1,226	1,250

Total assets	$37,006	$28,909

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2013	2012
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$857	$443
Other accounts payable and accrued expenses	1,219	941

Total current liabilities	2,076	1,384

NON-CURRENT LIABILITIES:
Research and development funding arrangements and others	12,037	7,872
Accrued severance pay	2,179	1,981

Total non-current liabilities	14,216	9,853

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2013 and December 31, 2012; 38,361,450 and 36,590,478 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	104	99
Additional paid-in capital	216,304	206,325
Accumulated other comprehensive income	4,838	5,367
Accumulated deficit	(200,532)	(194,119)

Total shareholders' equity	20,714	17,672

Total liabilities and shareholders' equity	$37,006	$28,909

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2013	2012
	Unaudited

Revenues	$184	-
Cost of revenues	234	-

Gross loss	(50)	-

Operating expenses:
Research and development expenses, net	6,176	4,047
Marketing and business development expenses	352	351
General and administrative expenses	2,105	1,679

Total operating expenses	8,633	6,077

Operating loss	(8,683)	(6,077)

Financial income, net	2,270	1,332

Net loss	$(6,413)	$(4,745)

Unrealized gain arising during the period on Investment in Evogene	$924	$569

Realized gain (loss) arising during the period on Investment in Evogene	$(1,453)	$-

Total comprehensive loss	$(6,942)	$(4,176)

Basic net loss per share	$(0.17)	$(0.13)

Weighted average number of Ordinary shares used in computing basic net loss per share	37,746,520	35,628,390

Diluted net loss per share	$(0.18)	$(0.13)

Weighted average number of Ordinary shares used in computing diluted net loss per share	39,140,651	35,628,390

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2012	34,707,622	$94	$195,714	$4,264	$(180,491)	$19,581

Employee options exercised	696,988	2	1,878	-	-	1,880
Issuance of shares	1,185,868	3	6,264	-	-	6,267
Stock-based compensation relating to options and warrants issued to consultants , employees and directors	-	-	2,469	-	-	2,469
Other comprehensive income	-	-	-	1,103	-	1,103
Net loss	-	-	-	-	(13,628)	(13,628)

Balance as of December 31, 2012	36,590,478	99	206,325	5,367	(194,119)	17,672

Employee options exercised	432,687	1	1,167	-	-	1,168
Issuance of shares	1,338,285	4	7,264	-	-	7,268
Stock-based compensation relating to options issued to consultants, employees and directors	-	-	1,388	-	-	1,388
Classification of liability with respect to outstanding options to non-employee to equity	-	-	160	-	-	160
Other comprehensive loss	-	-	-	(529)	-	(529)
Net loss	-	-	-	-	(6,413)	(6,413)

Balance as of June 30, 2013 (unaudited)	38,361,450	$104	$216,304	$4,838	$(200,532)	$20,714

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows from operating activities:

Net loss	$(6,413)	$(4,745)

Adjustments required to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	1,388	1,070
Depreciation	237	116
Severance pay, net	26	61
Gain from the sale of Evogene shares	(1,453)	-
Change in fair value of exchange option and embedded derivatives within research and development funding arrangements	(467)	(1,313)
Amortization of the cash consideration of the second research and development funding arrangement	(104)	(44)
Change in the fair value of liability with respect to outstanding options to non-employee	(104)	-
Increase in other accounts receivable and prepaid expenses	(105)	(123)
Decrease (increase) in long-term prepaid expenses	100	(400)
Increase (decrease) in trade payables and other accounts payable and accrued expenses	581	(165)

Net cash used in operating activities	(6,314)	(5,543)

Cash flows from investing activities:

Proceeds from maturity of short-term bank deposits	3,215	16,525
Investment in short-term bank deposits	(15,015)	(13,107)
Decrease (increase) in long-term lease deposits	37	(51)
Purchase of property and equipment	(102)	(315)
Proceeds from sale of investment in Evogene	1,407	-

Net cash provided by (used in) investing activities	(10,458)	3,052

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	7,324	3,663
Proceeds from research and development funding arrangement	5,000	-
Proceeds from exercise of options	1,168	1,769

Net cash provided by financing activities	13,492	5,432

Increase (decrease) in cash and cash equivalents	(3,280)	2,941
Cash and cash equivalents at the beginning of the period	16,374	5,846

Cash and cash equivalents at the end of the period	$13,094	$8,787

COMPUGEN LTD. AND ITS SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$111	$-

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-        GENERAL

a.
Compugen Ltd. (the "Company") and its subsidiary is a leading therapeutic product discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. Unlike traditional high throughput trial and error experimental-based drug candidate discovery, the Company's discovery efforts are based on systematic and continuously improving in silico (by computer) product candidate prediction and selection followed by experimental validation, with selected product candidates being advanced in our Pipeline Program to the pre-IND stage. The Company's in silico predictive models utilize a broad and continuously growing infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities. The Company's business model primarily involves collaborations covering the further development and commercialization of in house-discovered product candidates and various forms of research and discovery agreements, in both cases providing us with potential milestone payments and royalties on product sales or other forms of revenue sharing.

The Company's headquarters are located in Israel, with research and development facilities in Israel and California through its wholly-owned U.S. subsidiary, Compugen USA, Inc. ("Compugen Inc.")

b.
Investment in Evogene:

The Company accounts for its investment in Evogene Ltd.(“Evogene”) in accordance with ASC 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its investment in Evogene as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity and statement of comprehensive income. Realized gains and losses are included in other income and are derived using the specific identification method for determining the cost of securities. As of June 30, 2013, the Company holds 787,585 of Evogene Ordinary shares representing 2.09% of Evogene outstanding Ordinary shares.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-        GENERAL (Cont.)

c.
On April 19, 2013, the Company received from the research and development funding arrangements investor the remaining funding amount of $5,000 under the second funding arrangement (the “mAb Funding Arangement”). For further information about the funding arrangements, refer to Note 8 to the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

According to the funding arrangements prior the April 2013 the investor was entitled to receive a portion of future income received by the Company related to commercialization and post-marketing fees for certain designated product candidates ("Participation Rights"). In addition, the investor had the right, to waive its Participation Rights in exchange for the Company's Ordinary Shares (the "Exchange Option").

In connection with final $5,000 investment under the mAb Funding Arrangement, the Company entered into the Amendment to Funding Arrangements (the “2013 Amendment”), pursuant to which the following terms would apply to all investments under the funding arrangement and its amendments:

1.	The mAb Funding Arrangement was terminated.

2.
Until June 30, 2015, the investor has the right to receive 10% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to certain designated product candidates (the “Amended Participation Rights”).

3.
The Exchange Option term has been extended to June 30, 2015 and the exchange shares amount will be determined based on total aggregated funding amount of $ 13,000 in connection to the research and development funding agreements, less 50% of any Amended Participation Rights paid to investor by Compugen, divided by the average closing price of the Company's Ordinary shares during twenty (20) trading days prior the actual exchange date provided however that the exchange price shall not be lower than $3.00 per share, and shall not exceed $12.00 per share.

4.
The warrants granted to the investor under previous funding arrangements to purchase up to 500,000 of the Company’s ordinary shares under the first research and development funding arrangement has been replaced with a new warrant to purchase up to 500,000 of the Company’s ordinary shares, exercisable at $ 7.50 per share through June 30, 2015.

d.
Following a shelf registration filed in January 2011, the Company signed in August 2011 an agreement with a broker, to issue and sell Ordinary shares under an At-the-Market offering ("ATM") program with gross proceeds of up to $ 40,000. During the six months period ended June 30, 2013 the Company had raised approximately $ 7,268, net of issuance expenses, under this program from the issuance of 1,338,285 of its Ordinary shares.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2012 are applied consistently in these financial statements. For further information, refer to Note 2 of the Company’s consolidated financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

NOTE 3:-        UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

b.
Under ASU 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income", the Company is required to provide information about the amounts re-classified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, the Company is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts.

NOTE 4:-        FAIR VALUE MEASURMENTS

The Company adopted the provision of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-        FAIR VALUE MEASURMENTS (Cont.)

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -
inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The changes in Level 3 liabilities are measured at fair value on a recurring basis:

Fair value of embedded derivatives

Balance at January 1, 2012	$5,707

Fair value of Exchange Option within the 2012 proceeds under the second research and development arrangement	569
Change in fair value of Exchange Option and embedded derivatives within research and development arrangements	588

Balance at December 31, 2012 *)	6,864

Fair value of Exchange Option within the 2013 proceeds under the second research and development arrangement	4,756
Change in fair value of Exchange Option and embedded derivatives within research and development arrangements	(467)

Balance at June 30, 2013 (unaudited) *)	$11,153

*)
The amount on the balance sheets of the research and development funding arrangements and others includes also a mAb Participation Interest in the amount of $ 884 and $ 744 as of June 30, 2013 and December 31, 2012, respectively, and fair value of liability with respect to outstanding options to a non-employee in the amount of $0 and $ 264 as of June 30, 2013 and December 31, 2012, respectively.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-        COMMITMENTS AND CONTINGENCIES

a.	The Company provided bank guarantees in the amount of $ 99 and check deposit in the amount of $ 40 in favor of its offices' lessor in Israel and California, U.S, respectively.

b.	Commitments in favor of the Government of Israel and other grants:

1.
As of June 30, 2013, the Company's aggregate contingent obligations for payments to the Office of the Chief Scientist, ("OCS"), based on OCS participation in certain potential future receipts or revenue accruals, net of interest, royalties paid or accrued, totaled approximately $ 8,762.

2.
Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the OCS funded research programs. If any such research programs are successful and income is generated, the Company is committed to pay royalties at a rate of 3% to 5% of the Company's revenues arising from such research program, up to a maximum of 100% of the amount received for such program from the OCS, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

For the six-months ended June 30, 2013, the Company has an aggregate of paid and accrued royalties to the OCS recorded in the consolidated statement of comprehensive loss in the amount of $ 6.

3.
As of June 30, 2013 under the 2013 Amendment the investor is entitled to receive Amended Participation Rights. As of December 31, 2012 under the research and development funding arrangement and the mAb Funding Arrangement the investor was entitled to receive Participation Rights and mAb Participation Interest, respectively. As of June 30, 2013 and December 31, 2012 the Company did not incur any obligation under these arrangements.

4.
On June 25, 2012 the Company and its U.S subsidiary added to its mAb enabling technology base by entering into an Antibodies Discovery Collaboration Agreement (the "Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. The Agreement includes time based research and commercial licenses to use specific mAb Technology Company proprietary collections of polynucleotides encoding antibodies, and their associated biological materials, together with the systems and/or licensed know how and/or to practice patent rights to identify, isolate, and modify discovery Fabs (the "Technology"), and to develop and exploit discovery products. According to the Agreement (i) the Company paid $ 600 in consideration for a three-year access right to the Technology, of which $ 400 was recorded as long-term prepaid expenses and will be charged to the statement of comprehensive loss over three years and (ii) $ 150 in consideration for the associated biological materials, which was recorded as other accounts receivables and prepaid expenses and will be charged to the statement of comprehensive loss in accordance with actual use of materials during each measured period and (iii) in the event any Compugen mAb programs utilize the Technology, the Company would pay additional fees upon the occurrence of certain development and commercialization milestone up to a maximum cumulative total of $ 3,250 for each antibody drug product that achieved all such milestone events. In addition, the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2013 and December 31, 2012 the Company did not incur any obligation for such Contingent Fees.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-        COMMITMENTS AND CONTINGENCIES (Cont.)

In December 2012, the Company replenished the associated biological materials to support the research and development activities performed under the Agreement in the amount of $ 100 which was recorded as other accounts receivables and prepaid expenses.

During the period from June 25, 2012 to December 31, 2012 and the six-month period ended June 30, 2013, the Company charged expenses to the statement of comprehensive loss in the amount of $ 109 and $ 158, respectively, related to the Agreement.

NOTE 6:-        SHAREHOLDERS' EQUITY

During the six-month period ended June 30, 2013, the Company's Board of Directors granted options to purchase a total of 217,500 Ordinary shares of the Company. 102,500 and 115,000 options were granted to employees and non-employees, respectively. The exercise prices for such options are from $ 4.92 to $ 5.50 per share, with vesting to occur in up to 4 years.

The following table presents the weighted-average assumptions used to estimate the fair values of the options granted in the periods presented:

	Six months ended June 30,
	2013	2012

Volatility	58%-83%	73%-88%
Risk-free interest rate	0.54%-1.59%	0.56%-2.00%
Dividend yield	0%	0%
Expected life (years) *)	4.0 – 6.0	3.8-4.7

*)	Excluding options that were granted to a consultant in connection with the mAb Funding Arrangement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-        SHAREHOLDERS' EQUITY (Cont.)

Weighted average fair value of options granted during the six-month periods ended June 30, 2013 and 2012 are $ 2.96 and $ 3.70, respectively.

As of June 30, 2013, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 4,309, which is expected to be recognized over a weighted average period of approximately 2.12 years.

NOTE 7:-        FINANCIAL INCOME (LOSS), NET

	Six months ended June 30,
	2013	2012

Interest income	$82	$190
Change in fair value of Exchange Option and embedded derivatives and outstanding options to non-employee within research and development funding arrangements	571	1,313
Financial income from selling of Evogene shares	1,453	-
Exchange rate differences and others	164	(171)

Financial income, net	$2,270	$1,332

NOTE 8:-        RELATED PARTY BALANCES AND TRANSACTIONS

The Company provides research and development services to one of its affiliates Neviah Genomics in consideration for pre-scheduled determined fees. During the six-month periods ended June 30, 2013 and June 30, 2012, the Company recognized $ 184 and $ 0 in revenues, respectively, from such agreement.

NOTE 9:-         SUBSEQUENT EVENTS

On July 15, 2013, the Company's Board of directors approved a grant to employees and non-employees of options to purchase a total of 1,018,900 and 10,000 ordinary shares, respectively, at an exercise price of $ 5.445 per share.

1,008,900 out of the total options to purchase ordinary shares granted to employees shall vest over a period of twelve months commencing January 1, 2016.

10,000 out of the total options to purchase ordinary shares granted to employees shall vest over a period of four years commencing on the above date.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-         SUBSEQUENT EVENTS (Cont.)

10,000 options to purchase ordinary shares granted to non- employees shall vest over a period of twelve months commencing on the above date.

180,000 options out of the total options to purchase ordinary shares granted to employees are pending shareholders’ approval.